                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                                 BNC CORP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   055936108
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                                 (CUSIP Number)
                     Jeffry M. Henderson, Henderson & Lyman
                  175 W. Jackson, Suite 240, Chicago, IL 60604
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 30, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 055936108
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Kenneth Hilton Johnson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Self
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    365,739
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    365,739
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     365,739
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Individual
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following shall be filed as exhibits: copies of written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3: (2) the acquisition of issue control, liquidation, sale of assets, merger, or change in business in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        November 6, 2003
--------------------------------------------------------------------------------
Date
       /s/ Kim Carrier
--------------------------------------------------------------------------------
Signature

       Kim Carrier, Attorney in Fact
--------------------------------------------------------------------------------
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C.1001)

                          ANSWERS TO ITEMS 1 THROUGH 7

ITEM 1. Common shares of BNCCORP, Inc. BNCCORP, Inc. is located at 322 East Main Avenue, Bismarck, North Dakota 58501.

ITEM 2.(a)   Kenneth Hilton Johnson

             (b)     1331 South Federal, Chicago, Illinois 60605

             (c)     Professional trader at the Chicago Mercantile Exchange,
                      30 South Wacker Drive, Chicago, Illinois 60606 and investor.

             (d)     None.

             (e)     None.

             (f)     United States

ITEM 3.      Personal funds have been used in making all purchases.

ITEM 4. The purpose of acquisition of the securities is price appreciation through a buy and hold strategy.

             (a) The reporting person, based on an analysis of market factors, including earnings, share price, etc., may purchase additional securities.

             (b)     None.

             (c)     None.

             (d)     None.

             (e)     None.

             (f)     None.

             (g)     None.

             (h)     None.

             (i)     None.

             (j)     None.

ITEM 5.(a)   365,739, 13.49%

             (b) All voting and dispositive power is controlled by Kenneth Johnson. There is no shared voting or dispositive power. Shares of Sole Voting Power: 365,739 Shares of Sole Dispositive Power: 365,739

             (c)     (1)    Kenneth Hilton Johnson



         Date (2)          Quantity of Shares (3)             Price per Share (4)                Buy/Sell (5)*
         9/2/2003                        600                           $14.04                          Buy

         9/3/2003                        500                           $14.11                          Buy

         9/4/2003                        700                           $14.16                          Buy

         9/4/2003                        400                           $14.23                          Buy

         9/4/2003                        400                           $14.23                          Buy

         9/4/2003                        400                           $14.23                          Buy

         9/8/2003                        400                           $14.24                          Buy

         9/8/2003                        100                           $14.29                          Buy

         9/9/2003                        500                           $14.30                          Buy

        9/10/2003                        400                           $14.30                          Buy

        9/10/2003                        100                           $14.34                          Buy

        9/11/2003                        400                           $14.34                          Buy

        9/11/2003                        300                           $14.34                          Buy

        9/11/2003                        200                           $14.34                          Buy

        9/11/2002                        100                           $14.34                          Buy

        9/12/2003                        200                           $14.50                          Buy

        9/15/2003                        500                           $14.50                          Buy

        9/15/2003                        300                           $14.35                          Buy

        9/15/2003                        300                           $14.49                          Buy

        9/15/2003                        300                           $14.55                          Buy

        9/15/2003                        100                           $14.35                          Buy

        9/15/2003                        100                           $14.49                          Buy

        9/15/2003                        100                           $14.55                          Buy

        9/15/2003                        100                           $14.55                          Buy

        9/15/2003                        100                           $14.55                          Buy

        9/15/2003                        100                           $14.55                          Buy

        9/15/2003                        100                           $14.35                          Buy

        9/15/2003                        100                           $14.77                          Buy

        9/16/2003                        600                           $14.77                          Buy

        9/16/2003                        500                           $14.79                          Buy

        9/16/2003                        400                           $14.79                          Buy

        9/16/2003                        100                           $14.78                          Buy

        9/17/2003                        300                           $14.79                          Buy

        9/17/2003                        300                           $14.88                          Buy

        9/18/2003                        500                           $15.09                          Buy

        9/18/2003                        300                           $14.89                          Buy

        9/18/2003                        300                           $14.89                          Buy



        9/18/2003                        100                           $14.98                          Buy

        9/18/2003                        100                           $14.98                          Buy

        9/19/2003                        200                           $15.09                          Buy

        9/22/2003                        300                           $15.08                          Buy

        9/22/2003                        100                           $15.08                          Buy

        9/24/2003                        700                           $15.15                          Buy

        10/1/2003                       2000                           $15.25                          Buy

        10/1/2003                        200                           $15.39                          Buy

        10/7/2003                        300                           $15.45                          Buy

        10/7/2003                        100                           $15.56                          Buy

        10/16/2003                       500                           $14.75                          Buy

        10/16/2003                       500                           $14.75                          Buy

        10/16/2003                       500                           $14.85                          Buy

        10/16/2003                       500                           $14.85                          Buy

        10/16/2003                      -300                           $14.68                          Sell

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                       300                           $14.94                          Buy

        10/16/2003                      -200                           $14.68                          Sell

        10/16/2003                       200                           $14.95                          Buy

        10/16/2003                       113                           $14.85                          Buy

        10/17/2003                       700                           $14.69                          Buy

        10/17/2003                       500                           $14.63                          Buy

        10/17/2003                       500                           $14.69                          Buy

        10/17/2003                       420                           $14.64                          Buy

        10/17/2003                       300                           $14.64                          Buy

        10/17/2003                       200                           $14.64                          Buy

        10/17/2003                       400                           $14.63                          Buy

        10/20/2003                      1200                           $16.00                          Buy

        10/20/2003                       700                           $16.00                          Buy

        10/20/2003                       100                           $16.00                          Buy

        10/21/2003                       300                           $16.18                          Buy

        10/21/2003                       200                           $15.75                          Buy

        10/21/2003                       100                           $15.78                          Buy

        10/21/2003                       100                           $15.78                          Buy

        10/21/2003                       100                           $15.93                          Buy

        10/21/2003                       100                           $16.18                          Buy

        10/21/2003                       100                           $16.18                          Buy

        10/23/2003                       300                           $15.97                          Buy

        10/23/2003                       200                           $15.97                          Buy

        10/24/2003                       500                           $15.97                          Buy




        10/28/2003                       500                           $15.97                          Buy

        10/28/2003                       500                           $16.00                          Buy

        10/28/2003                       300                           $15.97                          Buy

        10/28/2003                       200                           $15.97                          Buy

        10/29/2003                      5000                           $16.00                          Buy

        10/29/2003                      2000                           $16.10                          Buy

        10/29/2003                       500                           $16.00                          Buy

        10/29/2003                       500                           $16.00                          Buy

        10/29/2003                       500                           $16.09                          Buy

        10/29/2003                       500                           $16.09                          Buy

        10/29/2003                       300                           $15.97                          Buy

        10/29/2003                       200                           $16.00                          Buy

        10/29/2003                       100                           $15.97                          Buy

        10/30/2003                      5000                           $16.10                          Buy

        10/30/2003                       500                           $16.09                          Buy

        10/30/2003                       400                           $16.09                          Buy

        10/30/2003                       300                           $16.07                          Buy


  * Unsolicited buy/sell conducted through McDonnell, Inc., Chicago, Illinois.

             (c)     None.

             (d)     Not applicable.

ITEM 6.      None.

ITEM 7.      None.